VBit Technologies
@VBit_tech

VBit Dc mining facility is 100% powered by #hydroelectricity, so it does not leave any #CarbonFootprint. It's just #Bitcoin ₿ mining in a responsible manner for the #environment. Terms & conditions at wefunder.com/vbitdc/buzz #DeFi #crypto #Renewableelectricity #BTC ₿ #cryptocurrency


YES TO TECHNOLOGY
NO TO CARBON FOOTPRINT
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

Wefunder and 9 others

7:24 AM · Apr 1, 2021 · Twitter Web App

VBit Technologies
@VBit_tech

Want to know more about VBit DC?
Drop your question and we will answer!

Terms & conditions at buff.ly/2QJpkOK
#bitcoin ₿ #crypto #BTC ₿ #cryptocurrency #AMA #crowdfunding #fundraising #tech



Company Milestones
January 2018
VBit Technologies is founded
January 2020
VBit DC is Born
January 2021
1st Batch of Bitmain S19 is Plugged and Live
March 2021
$811K Revenue is Hit
March 2021
Company Launches Reg CF Round

8:25 AM · Apr 5, 2021 · Buffer

VBit Technologies
@VBit_tech

Invest in a company that cares about Mother Earth! Invest in VBit DC's #crowdfunding campaign! Anyone can reserve shares!

Terms & conditions at wefunder.com/vbitdc
#crypto #Renewableelectricity #BTC₿
#carbonneutral #bitcoinmining



Renewable Energy
Our operation is is 100% powered by hydroelectricity, so it does not leave a carbon footprint at all. It's just bitcoin mining in a responsible manner for the environment, and for our profitability.

7:30 AM · Apr 8, 2021 · Twitter Web App

VBit Technologies
@VBit_tech

Investing in the VBit DC #crowdfunding campaign is an opportunity for you to be part of the financial revolution. Join the movement today! Terms & conditions at wefunder.com/vbitdc/buzz

#DeFi #crypto #BTC ₿ #cryptocurrency


TAKE THE
OPPORTUNITY!
BE PART OF THE
FINANCIAL REVOLUTION!
VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

9:24 AM · Apr 14, 2021 · Twitter for iPhone

VBit Technologies
@VBit_tech

Stay ahead of the curve and invest in the newest #tech!
VBit DC has a direct line to #Bitmain, the largest manufacturer of #mininghardware. We are able to source #hardware and expand our #bitcoinmining operations when others can't.

Terms & conditions at buff.ly/2QJpkOK


Best Mining Machines
We use only the best, cutting-edge high ROI machines - Bitmain Antminer S19 series ASIC miners achieving efficiency of up to 110 TH.

4:02 AM · Apr 21, 2021 · Buffer

VBit Technologies
@VBit_tech

If you're intrigued, it's not too late to participate. But I wouldn't wait that long -- given how quickly this is progressing, the "test the waters" round could fill up soon.

Terms & conditions at wefunder.com/vbitdc/buzz
#Bitcoin ₿ #bitcoinmining #Crypto #crowdfunding


IT'S NOT TOO LATE
FOR YOU TO RESERVE
YOUR SHARES!
WEFUNDER
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

7:18 AM · Apr 28, 2021 · Twitter Web App


YES TO TECHNOLOGY
NO TO CARBON FOOTPRINT
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

VBit Tech
April 1 ·

VBit Dc mining facility is 100% powered by hydroelectricity, so it does not leave any carbon footprint. It's just bitcoin mining in a responsible manner for the environment.

Anyone can reserve their shares at https://wefunder.com/vbitdc/buzz via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no o... **See More**

28 10 Shares

Like Comment Share



YES
TO
TECHNOLOGY
NO
TO CARBON
FOOTPRINT
VBit
DC
@vbittech
@vbit_tech
@VBit_tech
www.vbitdc.com

vbit_tech · Follow

vbit_tech VBit Dc mining facility is 100% powered by hydroelectricity, so it does not leave any carbon footprint. It's just bitcoin mining in a responsible manner for the environment.

Anyone can reserve their shares at https://wefunder.com/vbitdc/buzz via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding
#bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining
#fintech #wefunder #blockchain #crypto #defi #cryptomining
#btc #btcnews #bitcoinprice #technology #crowdfund
#cryptonews #investing
#ethereum #money #investors #investment #crowdfunding
#shares

29w

26 likes

APRIL 1

Add a comment... Post



Company Milestones
January 2018
VBit Technologies is founded
January 2020
VBit DC is Born
January 2021
1st Batch of Bitmain S19 is Plugged and Live
March 2021
$811K Revenue is Hit
March 2021
Company Launches Reg CF Round

VBit Tech
April 5 ·

Want to know more about VBit DC?
Drop your question and we will answer!

VBit DC is fundraising and anyone can reserve their shares at https://buff.ly/2QJpkOK via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

14 · 8 Comments · 7 Shares

Like · Comment · Share

Most Relevant

Alan Wan
Adam Wan
29w · 1

Most Relevant is selected, so some comments may have been filtered out.


Renewable Energy
Our operation is is 100% powered by hydroelectricity, so it does not leave a carbon footprint at all. It's just bitcoin mining in a responsible manner for the environment, and for our profitability.

VBit Tech
April 8 ·

Invest in a company that cares about Mother Earth! Invest in VBit DC's crowdfunding campaign! Anyone can reserve their shares at https://wefunder.com/vbitdc/buzz via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

20 6 Comments 9 Shares

Like Comment Share

Most Relevant

Tim Hutto
I'm in, I think. I clicked the $100 button. What's next?
28w

Author
VBit Tech
That's all for now. We will let you know as soon as the Reg CF is live.
28w


Renewable Energy
Our operation is is 100% powered by hydroelectricity, so it does not leave a carbon footprint at all. It's just bitcoin mining in a responsible manner for the environment, and for our profitability.

vbit_tech • Follow

vbit_tech Invest in a company that cares about Mother Earth! Invest in VBit DC's crowdfunding campaign! Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #carbonneutral #carbonfootprint #carbonzero #nopollution #renewableenergy #greenenergy #greenenergysolutions #noexcuse #techforgood

28w

23 likes

APRIL 8

Add a comment... Post


TAKE THE OPPORTUNITY!
BE PART OF THE FINANCIAL REVOLUTION!
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

VBit Tech
April 14 ·

Investing in the VBit DC crowdfunding campaign is an opportunity for you to be part of the financial revolution. Join the movement today!

Anyone can reserve their shares at https://wefunder.com/vbitdc/buzz via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

11 · 6 Shares

Like · Comment · Share


TAKE THE OPPORTUNITY!
BE PART OF THE FINANCIAL REVOLUTION!
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

vbit_tech • Follow

vbit_tech Investing in the VBit DC crowdfunding campaign is an opportunity for you to be part of the financial revolution. Join the movement today!

Anyone can reserve their shares at https://wefunder.com/vbitdc/buzz via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors

27w

everything_crypto The future is decentralised 🔮

27w 1 like Reply

View replies (1)

19 likes

APRIL 14

Add a comment... Post


IT'S NOT TOO LATE FOR YOU TO RESERVE YOUR SHARES!
WEFUNDER
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

vbit_tech • Follow

vbit_tech If you're intrigued, it's not too late to participate. But I wouldn't wait that long -- given how quickly this is progressing, the "test the waters" round could fill up soon.
Anyone can reserve their shares at https://buff.ly/2R7o6NH
.
.
.
Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#crowdfunding #kickstarter #crowdfundingcampaign #bitcoin #indiegogo #startup #bitcoinmining #btc #eth #kickstartercampaign #crowdfund #funding #crypto #cryptocurrency #fundraiser #business #crowdfundingproject #bitcoinminer #cryptomining #entrepreneur #eth #innovation #btcnews #bitcoinprice #technology #indiegogocampaign #kickstarterproject #investment #dogecoing #bhfyp

25w

wale_kas Awesome 🙌🏾

25w Reply

View replies (1)

25 likes

APRIL 28

Add a comment... Post


Best Mining Machines
We use only the best, cutting-edge high ROI machines - Bitmain Antminer S19 series ASIC miners achieving efficiency of up to 110 TH.

VBit Tech
April 21 ·

Stay ahead of the curve and invest in the newest tech!
In addition, VBit DC has a direct line to Bitmain, the largest manufacturer of mining hardware. We are able to source hardware and expand our mining operations when others can't.

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No mon... **See More**

20 10 Comments 4 Shares

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Most Relevant

Quinn Brady
Amen! ⛏

24w

Most Relevant is selected, so some comments may have been filtered out.


IT'S NOT TOO LATE
FOR YOU TO RESERVE
YOUR SHARES!
WEFUNDER
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

VBit Tech
April 28 ·

If you're intrigued, it's not too late to participate. But I wouldn't wait that long -- given how quickly this is progressing, the "test the waters" round could fill up soon.

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind. **See Less**

11 4 Shares

Like Comment Share


VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

VBit Tech
August 26 ·

The clock's ticking and investors are rolling in to make sure they don't miss the opportunity. Hurry up! Anyone can reserve shares for VBit DC!

Anyone can reserve their shares at https://wefunder.com/vbitdc/buzz via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

13 3 Shares

Like Comment Share


Renewable Energy
Our operation is is 100% powered by hydroelectricity, so it does not leave a carbon footprint at all. It's just bitcoin mining in a responsible manner for the environment, and for our profitability.

VBit Tech
July 2 ·

Invest in a company that cares about Mother Earth! Invest in VBit DC's crowdfunding campaign! Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

12 2 Comments 4 Shares

Like Comment Share

Most Relevant

Adele Lopez Whyte
absolute caring the MOTHER EARTH Awesome Einstein equation
1
11w

VBit Technologies
@VBit_tech

MINE #Bitcoin₿ !
SAVE energy!
INVEST in VBit DC!
Anyone can reserve their shares. Terms & conditions at buff.ly/2QJpkOK
#bitcoinmining #CryptoMining #crypto #btc₿
#renewableenergy #GreenEnergy


MINE
BITCOIN
SAVE
ENERGY
INVEST
IN VBIT DC
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

6:16 AM · Jun 2, 2021 · Buffer

VBit Technologies
@VBit_tech

This #fundraising experience has been extraordinary. Having investors from all over the world is incredible and inspiring to our entire team. We are excited for the traction we have and for some huge deals that are progressing nicely!
Terms & conditions at buff.ly/2QJpkOK


VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

6:15 AM · Jun 10, 2021 · Buffer

VBit Technologies
@VBit_tech

Why should you invest in the VBit DC #crowdfunding campaign?
Anyone can reserve their #shares.

Terms & conditions at buff.ly/2QJpkOK via @Wefunder!
#bitcoinmining #btc ₿ #renewableenergy #crypto


Mining Facility, Montana / USA
With an array of over 800 Bitmain S19 Series Antminers our current aggregate operating hash rate is 75,000 TH/s, and as our machines keep arriving, expected operating hashrate is 412,000 TH/s. Everything is 100% powered by hydroelectricity!

6:21 AM · Jun 17, 2021 · Buffer

VBit Technologies
@VBit_tech

Why should you invest in the VBit DC #crowdfunding campaign?
Our current aggregate operating #hashrate is over 75 petahashes, and by Sept 21, as our machines keep arriving, the expected operating hashrate is over 412 petahashes.
Terms & conditions at buff.ly/2QJpkOK #BTC ₿


Over 412,000 TH/s
Aggregated Hash Power

6:27 AM · Jun 24, 2021 · Buffer


MINE
BITCOIN
SAVE
ENERGY
INVEST
IN VBIT DC
VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

VBit Tech
June 2 ·

MINE Bitcoin!
SAVE energy!
INVEST in VBit DC!

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

21 3 Comments 7 Shares

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Most Relevant

Akinbowale Adegboyega Marvelous
Any $100 package
20w

Author
VBit Tech
Akinbowale Adegboyega Marvelous You can check our packages here
https://www.vbitmining.com/mining-shop/



VBITMINING.COM
Mining Shop - VBit...


MINE
BITCOIN
SAVE
ENERGY
INVEST
IN VBIT DC
VBit DC
@vbittech
@vbit_tech
@VBit_tech
www.vbitdc.com

vbit_tech • Follow

vbit_tech MINE Bitcoin!
SAVE energy!
INVEST in VBit DC!
Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!
.
.
.
Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #tech #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining #renewableenergy #GreenEnergy

20w

trend.fasn._v_41 Promote it on at @traders_helper_

20w Reply

27 likes

JUNE 2

Add a comment... Post


VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

VBit Tech
June 10 ·

This fundraising experience has been extraordinary. Having investors from all over the world is incredible and inspiring to our entire team.

We are excited for the traction we have and for some huge deals that are progressing nicely!

Join our journey before we close the round. Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind. **See Less**

12 3 Shares

Like Comment Share


VBit
DC
@vbittech
@vbit_tech
@VBit_tech
www.vbitdc.com

vbit_tech • Follow

vbit_tech This fundraising experience has been extraordinary. Having investors from all over the world is incredible and inspiring to our entire team.
We are excited for the traction we have and for some huge deals that are progressing nicely!
Join our journey before we close the round. Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining

19w

zezenilovesme 😩Dm@animalpixelnft
19w 1 like Reply

cryptotogether 🔥🔥
19w 1 like Reply

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22 likes
JUNE 10

Add a comment... Post


Mining Facility, Montana / USA
With an array of over 800 Bitmain S19 Series Antminers our current aggregate operating hash rate is 75,000 TH/s, and as our machines keep arriving, expected operating hashrate is 412,000 TH/s. Everything is 100% powered by hydroelectricity!

VBit Tech
June 17 ·

Why should you invest in the VBit DC crowdfunding campaign?

Anyone can reserve their shares. Terms & conditions at https://buff.ly/2QJpkOKAnyone can reserve their shares at https://buff.ly/2QJpkOK via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

12 1 Share

Like Comment Share


Mining Facility,
Montana / USA
With an array of over 800 Bitmain S19 Series Antminers our current aggregate operating hash rate is 75,000 TH/s, and as our machines keep arriving, expected operating hashrate is 412,000 TH/s. Everything is 100% powered by hydroelectricity!

vbit_tech • Follow

vbit_tech Why should you invest in the VBit DC crowdfunding campaign?

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #renewableenergy #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining

18w

investingfanatics Awesome! Going green!

17w 1 like Reply

21 likes

JUNE 17

Add a comment... Post


Over
412,000 TH/s
Aggregated Hash Power

vbit_tech • Follow

vbit_tech Why should you invest in the VBit DC crowdfunding campaign?
Our current aggregate operating hash rate is over 75 petahashes, and by September 2021, as our machines keep arriving, the expected operating hashrate is over 412 petahashes.

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #VBitMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining

17w

akash_soni_here Promote it on @cryptotraderss

17w 1 like Reply

View replies (1)

darlene_strongnation ❤️❤️❤️🔥🔥🔥

17w 1 like Reply

26 likes

JUNE 24

Add a comment... Post

VBit Technologies
523 followers
7mo •

+ Follow

VBit DC is fundraising, and anyone can invest!
We're the future of bitcoin mining – green and smart, and we'd love to have you on this journey.
Learn more about our plans and the numbers that are backing us up: reserve shares in VBit DC today at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#bitcoin #bitcoinprice #bitcoinmining #investmentopportunity #fundraising #crowdfunding #crowdfundingproject #cryptocurrency #cryptoinvesting #cryptonews #bitcoinnews #bitcoinminer #VBitmining #VBitDC #blockchain #cryptocurrencies #investment


VBit
DC
Better, Smarter &
Greener Bitcoin Mining

Invest in VBit DC : VBit DC is a versatile trend-setter in the bitcoin mining industry. | Wefunder

wefunder.com • 2 min read

VBit Technologies
523 followers
7mo •

\+ Follow

VBit Dc mining facility is 100% powered by hydroelectricity, so it does not leave any carbon footprint. It's just bitcoin mining in a responsible manner for the environment.

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing
#ethereum #money #investors #ethereum #eth #environment #vbit #funding #crowdfundingcampaign #fundinground #fundingopportunity


YES TO TECHNOLOGY
NO TO CARBON FOOTPRINT
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

VBit Technologies
523 followers
7mo •

+ Follow

Want to know more about VBit DC?
Drop your question and we will answer!

VBit DC is fundraising and anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #startup #techstartup #technology #crowdfundingproject #ama


Company Milestones
January 2018
VBit Technologies is founded
January 2020
VBit DC is Born
January 2021
1st Batch of Bitmain S19 is Plugged and Live
March 2021
$811K Revenue is Hit
March 2021
Company Launches Reg CF Round

8

VBit Technologies
523 followers
7mo • Edited •

+ Follow

Invest in a company that cares about Mother Earth! Invest in VBit DC's crowdfunding campaign! Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #carbonneutral #carbonfootprint #carbonzero #nopollution #renewableenergy #greenenergy #greenenergysolutions #noexcuse #techforgood


Renewable Energy
Our operation is is 100% powered by hydroelectricity, so it does not leave a carbon footprint at all. It's just bitcoin mining in a responsible manner for the environment, and for our profitability.

10

VBit Technologies
523 followers
6mo •

+ Follow

Investing in the VBit DC crowdfunding campaign is an opportunity for you to be part of the financial revolution. Join the movement today!

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing
#ethereum #money #investors



TAKE THE OPPORTUNITY!
BE PART OF THE FINANCIAL REVOLUTION!
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

5

VBit Technologies
523 followers
6mo •

+ Follow

Stay ahead of the curve and invest in the newest tech!
In addition, VBit DC has a direct line to Bitmain, the largest manufacturer of mining hardware. We are able to source hardware and expand our mining operations when others can’t.

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing
#ethereum #money #investors


Best Mining Machines
We use only the best, cutting-edge high ROI machines - Bitmain Antminer S19 series ASIC miners achieving efficiency of up to 110 TH.

9

VBit Technologies
523 followers
6mo • Edited •

+ Follow •••

If you're intrigued, it's not too late to participate. But I wouldn't wait that long -- given how quickly this is progressing, the "test the waters" round could fill up soon.

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr
via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #bitcoinmining #investment #investment #investmentop #investors


IT'S NOT TOO LATE
FOR YOU TO RESERVE
YOUR SHARES!
WEFUNDER
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

7

VBit Technologies
523 followers
6mo •

+ Follow

We are solving the biggest problems in the crypto mining industry: equipment unavailability, efficiency, electricity, maintenance cost, and carbon footprint. Reserve your shares today!

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr
via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors # #electricity #miningindustry #forex


Cheapest Electricity Rates in the World
Electricity cost is the main killer of bitcoin mining operations. Our electricity rate is among the cheapest in the world.

10

VBit Technologies
523 followers
5mo •

+ Follow

VBit DC is a versatile trendsetter in the bitcoin mining industry, and we want to make sure all its supporting pillars are strong and all threats are removed to maintain ongoing stability. We are committed to using only the smartest solutions – most powerful mining equipment, latest renewable energy sources and efficient facilities with some of the cheapest electricity rates in the world.

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #mining #miningindustry #renewableenergy #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining


VBit
DC
Better, Smarter &
Greener Bitcoin Mining

7

VBit Technologies
523 followers
5mo •

+ Follow

The clock's ticking, and investors are rolling in to make sure they don't miss the opportunity. Hurry up! Anyone can reserve shares for VBit DC!

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing
#ethereum #money #investors #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining #HODL #hodltogether


VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

7

VBit Technologies
523 followers
5mo •

+ Follow

From all of us at VBit DC, we wanted to send you our sincerest appreciation and gratitude for investing in the company. We are thankful you chose to put your trust in our product!

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining #btc #hodl


THANK YOU!
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

Invest in VBit DC: VBit DC is a versatile trend-setter in the bitcoin mining industry. | Wefunder

wefunder.com • 2 min read

6

3 comments

VBit Technologies
523 followers
5mo •

+ Follow

MINE Bitcoin!
SAVE energy!
INVEST in VBit DC!

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining #renewableenergy #GreenEnergy


MINE
BITCOIN
SAVE
ENERGY
INVEST
IN VBIT DC
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

Invest in VBit DC: VBit DC is a versatile trend-setter in the bitcoin mining industry. | Wefunder

wefunder.com • 2 min read

5

VBit Technologies
523 followers
4mo •

+ Follow •••

This fundraising experience has been extraordinary. Having investors from all over the world is incredible and inspiring to our entire team.

We are excited for the traction we have and for some huge deals that are progressing nicely!
Join our journey before we close the round. Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining


VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

Invest in VBit DC: VBit DC is a versatile trend-setter in the bitcoin mining industry. | Wefunder

wefunder.com • 2 min read

6

VBit Technologies
523 followers
4mo •

+ Follow •••

Why should you invest in the VBit DC crowdfunding campaign?

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining


Mining Facility, Montana / USA
With an array of over 800 Bitmain S19 Series Antminers our current aggregate operating hash rate is 75,000 TH/s, and as our machines keep arriving, expected operating hashrate is 412,000 TH/s. Everything is 100% powered by hydroelectricity!

Invest in VBit DC: VBit DC is a versatile trend-setter in the bitcoin mining industry. | Wefunder

wefunder.com • 2 min read

4

VBit Technologies
523 followers
4mo •

+ Follow

Why should you invest in the VBit DC crowdfunding campaign?
Our current aggregate operating hash rate is over 75 petahashes, and by September 2021, as our machines keep arriving, the expected operating hashrate is over 412 petahashes.

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining


Over 412,000 TH/s
Aggregated Hash Power

Invest in VBit DC: VBit DC is a versatile trend-setter in the bitcoin mining industry. | Wefunder

wefunder.com • 2 min read

6

VBit Technologies
523 followers
4mo •

+ Follow

Invest in a company that cares about Mother Earth! Invest in VBit DC's crowdfunding campaign! Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #carbonneutral #carbonfootprint #carbonzero #nopollution #renewableenergy #greenenergy #greenenergysolutions #noexcuse #techforgood


Renewable Energy
Our operation is is 100% powered by hydroelectricity, so it does not leave a carbon footprint at all. It's just bitcoin mining in a responsible manner for the environment, and for our profitability.

7

VBit Technologies
523 followers
2mo •

+ Follow

The clock's ticking and investors are rolling in to make sure they don't miss the opportunity. Hurry up! Anyone can reserve shares for VBit DC!

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#money #opportunity #investements #bitcoinmining #cryptomining #cryptocurrency #crypto #bitcoin #btc #mining #wefunders #crowdinvesting #crowdfundingcampaign #crowdfund #crowdfunder #crowdfundingproject



VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

7

VBit Technologies
@VBit_tech

VBit DC Crowdfunding Campaign is Live on @Wefunder
!
We are offering a unique investment opportunity for everyone interested in the future of #tech & #finance! Anyone can reserve their shares! Terms & conditions at wefunder.com/vbitdc/buzz
#Bitcoin₿ #DeFi #crypto #crowdfunding #BTC₿



VBit
DC
CROWDFUNDING
CAMPAIGN
IS LIVE ON WEFUNDER
VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

7:21 AM · Mar 31, 2021 · Twitter Web App



VBit Tech
March 30 ·

VBit DC is fundraising, and anyone can invest!
We’re the future of bitcoin mining – green and smart, and we’d love to have you on this journey.
Learn more about our plans and the numbers that are backing us up: reserve shares in VBit DC today at https://wefunder.com/vbitdc/buzz via Wefunder!

Note: We are in our “testing-the-waters” phase which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

97 35 Comments 87 Shares

Share


VBit
DC
0:00 / 2:21

vbit_tech • Follow

vbit_tech VBit DC's latest innovation in the crypto mining industry

VBit DC is a versatile trendsetter in the bitcoin mining industry and we want to make sure all its supporting pillars are strong, and all threats are removed to maintain ongoing stability. We are committed to using only the smartest solutions – most powerful mining equipment, latest renewable energy sources and efficient facilities with some of the cheapest electricity rates in the world.

VBit is fundraising, and anyone can invest! We're the future of bitcoin mining – green and smart, and we'd love to have you on this journey.
Learn more about our plans and the numbers that are backing us up: reserve shares in VBit DC today at https://wefunder.com/vbitdc/buzz via Wefunder!

Note: We are in our "testing-the-waters" phase which means that, at this point, you are only reserving your shares and before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

29w

259 views

MARCH 30

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VBit
DC
CROWDFUNDING
CAMPAIGN IS
LIVE ON
WEFUNDER
VBit
DC
@vbittech
@vbit_tech
@VBit_tech
www.vbitdc.com

vbit_tech · Follow

vbit_tech VBit DC Crowdfunding Campaign is Live on Wefunder!

We are offering a unique investment opportunity for everyone interested in the future of tech & finance! Anyone can reserve their shares at https://lnkd.in/dX7j_Kr

Note: We are in our "testing-the-waters" phase which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder # #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing

29w

its.oliviawong 👏👏

29w 1 like Reply

View replies (1)

no1.wong 🙌

29w 1 like Reply

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27 likes

MARCH 31

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Cheapest Electricity Rates in the World
Electricity cost is the main killer of bitcoin mining operations. Our electricity rate is among the cheapest in the world.

VBit Tech

May 5 ·

We are solving the biggest problems in the crypto mining industry: equipment unavailability, efficiency, electricity, maintenance cost, and carbon footprint. Reserve your shares today!

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind. **See Less**

15 3 Shares

Like Comment Share


Cheapest Electricity Rates in the World
Electricity cost is the main killer of bitcoin mining operations. Our electricity rate is among the cheapest in the world.

vbit_tech • Follow

vbit_tech We are solving the biggest problems in the crypto mining industry: equipment unavailability, efficiency, electricity, maintenance cost, and carbon footprint. Reserve your shares today!

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing
#ethereum #money #investors # #electricity #miningindustry #forex

24w

everything_crypto Fix the money, fix the world 🌍

24w Reply

vbit_tech Mass adopt Bitcoin, fix the world 🌍

24w Reply

24 likes

MAY 5

Add a comment... Post

VBit Technologies
@VBit_tech

We are solving the biggest problems in the #CryptoMining industry: equipment unavailability, efficiency, electricity, maintenance cost, and #carbonfootprint. Reserve your shares today! Terms & conditions at wefunder.com/vbitdc/buzz #crypto #Bitcoin₿ #bitcoinmining #Btc₿



Cheapest Electricity Rates in the World
Electricity cost is the main killer of bitcoin mining operations. Our electricity rate is among the cheapest in the world.

5:33 AM · May 5, 2021 · Twitter Web App


VBit
DC
Better, Smarter &
Greener Bitcoin Mining

VBit Tech
May 12 ·

VBit DC is a versatile trendsetter in the bitcoin mining industry, and we want to make sure all its supporting pillars are strong and all threats are removed to maintain ongoing stability. We are committed to using only the smartest solutions – most powerful mining equipment, latest renewable energy sources and efficient facilities with some of the cheapest electricity rates in the world.

Anyone can reserve their shares at https://wefunder.com/vbitdc/buzz via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind. **See Less**

16 1 Comment 5 Shares

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Most Relevant

Darlene Bates-Harper
Yolanda McEachin @ jay Jay Rtto King
1
23w

VBit DC, a Subsidiary of VBit Technologies, Closes a $1.1M Funding Round to Open One of the Largest Bitcoin Mining Data Centers in the World

NEWS PROVIDED BY
VBit Technologies →
May 06, 2020, 11:36 ET

SHARE THIS ARTICLE

PHILADELPHIA, May 6, 2020 /PRNewswire/ -- VBit DC, one of only a few U.S.-based hosting hardware mining companies, announced its $1.1 million seed funding round, led by angel fund Golden Age.



VBit Technologies

VBit DC will use the funding to begin the construction of a 200MW data center in Alberta, Canada. Once completed, VBit's massive Alberta data center will be one of the largest data centers in the world dedicated solely to Bitcoin mining operations. The size of the center and access to inexpensive electricity will allow VBit DC to offer its customers increased mining efficiency and considerably better ROI than was previously possible.

VBit Technologies was founded in 2018 when a few crypto believers and aficionados came together and began exploring the concept of making crypto mining, and its incredible potential, more accessible to the general public. Today, VBit is committed to its mission: leveraging its cutting-edge data centers and equipment to help build efficient cryptocurrency mining operations that can be utilized by everyone. Since launching, VBit has helped around 3,000 customers, and its user growth has been exponential month over month, with users in many different countries.

Danh Vo, CEO, and Founder of VBit Technologies commented on what this will mean for the company, the Bitcoin mining community and, most importantly, for those who are yet to join it:

"We are thrilled to have the support and capital needed to accelerate our growth further. So far, we've been proud of how much our customers gained, and now we're taking this to the next level. I am not only talking about the quantity of the Bitcoin they mined but the feeling of security, a stable stream of passive income which has tremendous value, especially in times like this."

"We expect more people to join us as our new data center will make a change out there in terms of accessibility and clarity of ROI. Bitcoin mining has been opaque and seen as something ambiguous and murky for far too long. We are incredibly excited to offer something reachable, affordable, and efficient for a change that can make a real impact on peoples' lives," he continued.

Media Contact:

Jason Wong

Email: marketing@vbitmining.com

Related Images

vbit-mining-rigs.jpg
VBit Mining Rigs

SOURCE VBit Technologies

Related Links
http://www.vbitmining.com


VBit
DC
Better, Smarter &
Greener Bitcoin Mining

vbit_tech • Follow

vbit_tech VBit DC is a versatile trendsetter in the bitcoin mining industry, and we want to make sure all its supporting pillars are strong and all threats are removed to maintain ongoing stability. We are committed to using only the smartest solutions – most powerful mining equipment, latest renewable energy sources and efficient facilities with some of the cheapest electricity rates in the world.

Anyone can reserve their shares at https://lnkd.in/dX7j_Kr via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #renewableenergy #bitcointrading #bitcoininvestment#cryptocurrencies #cryptocurrencymining

23w

jimduval7 Daily income while I sleep. www.vbitmining.com/wealth2k

23w Reply

blackgirls_docrypto Def interested in learning more!

21w Reply

18 likes

MAY 12

Add a comment... Post

VBit Technologies
@VBit_tech

VBit DC is a versatile trendsetter in the #bitcoinmining industry. We want to make sure all its supporting pillars are strong and all threats are removed. We are using only the smartest solutions, most powerful #miningequipment and #renewableenergy sources. #Bitcoin₿ #crypto #BTC₿


VBit
DC
Better, Smarter &
Greener Bitcoin Mining

3:20 AM · May 12, 2021 · Twitter Web App


VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

VBit Tech
May 19 ·

The clock's ticking, and investors are rolling in to make sure they don't miss the opportunity. Hurry up! Anyone can reserve shares for VBit DC!

Anyone can reserve their shares at https://wefunder.com/vbitdc/buzz via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

8 · 1 Share

Like · Comment · Share


VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

vbit_tech • Follow

vbit_tech The clock's ticking, and investors are rolling in to make sure they don't miss the opportunity. Hurry up! Anyone can reserve shares for VBit DC!

Anyone can reserve their shares at https://buff.ly/2R7o6NH via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.
.
.
.
#investment #finance #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining #HODL #hodltogether

22w

_why_s0_seri0us_ Check out dm please

22w Reply

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17 likes

MAY 19

Add a comment... Post

VBit Technologies
@VBit_tech

The clock's ticking, and investors are rolling in to make sure they don't miss the opportunity. Hurry up! Anyone can reserve shares for VBit DC!

Terms & conditions at wefunder.com/vbitdc/buzz

#Bitcoin ₿ #bitcoinmining #crowdfunding #Crypto #BTC ₿ #HODL


VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

6:56 AM · May 19, 2021 · Twitter Web App


THANK YOU!
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

VBit Tech
May 26 ·

From all of us at VBit DC, we wanted to send you our sincerest appreciation and gratitude for investing in the company. We are thankful you chose to put your trust in our product!

Anyone can reserve their shares at https://buff.ly/2QJpkOK via **Wefunder**!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind. **See Less**

21 8 Shares

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THANK YOU!
VBit DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

vbit_tech · **Follow**

vbit_tech From all of us at VBit DC, we wanted to send you our sincerest appreciation and gratitude for investing in the company. We are thankful you chose to put your trust in our product!

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining #hodl

21w

25 likes

MAY 26

Add a comment... Post

VBit Technologies
@VBit_tech

From all of us at #VBit DC, we wanted to send you our sincerest appreciation and gratitude for investing in the company. We are thankful you chose to put your trust in our product! Anyone can reserve their #shares. Terms & conditions at buff.ly/2QJpkOK
#bitcoinmining #btc ₿



THANK
YOU!
VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

6:29 AM · May 26, 2021 · Buffer



Cheapest Electricity Rates in the World
Electricity cost is the main killer of bitcoin mining operations. Our electricity rate is among the cheapest in the world.

vbit_tech • Follow

vbit_tech We are solving the biggest problems in the crypto mining industry: equipment unavailability, efficiency, electricity, maintenance cost, and carbon footprint. Reserve your shares today!

Anyone can reserve their shares at https://buff.ly/2R7o6NH via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #hodl #ethereum #money #investors # #electricity #miningindustry #forex

1w

marie339061 Promote it on @primexbtofficial
1w Reply

bitcoinjack_ Promote it on @uniquetraderss
1w Reply

iriscpjohnson 💜💜💜💰💰💜💜💰💰
1w Reply

Liked by **the_wolf_of_crypto_street_** and **others**

OCTOBER 13

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VBit
DC
Better, Smarter & Greener Bitcoin Mining

vbit_tech • Follow

vbit_tech VBit DC is a versatile trendsetter in the bitcoin mining industry, and we want to make sure all its supporting pillars are strong and all threats are removed to maintain ongoing stability. We are committed to using only the smartest solutions – the most powerful mining equipment, the latest renewable energy sources and efficient facilities with some of the cheapest electricity rates in the world.

Anyone can reserve their shares at https://buff.ly/2R7o6NH via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.
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#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #renewableenergy #VBitMining #SmartMining #bitcointrading #bitcoininvestment #cryptocurrencies #cryptocurrencymining

6d

morive_tuak Promote it on❤️ @stockmarket_gang
6d Reply

exness_trader45 Promote it at @wealthy_businesss

Liked by **bitcoinbettys** and **others**

6 DAYS AGO

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IT'S NOT TOO LATE
FOR YOU TO
RESERVE YOUR
SHARES!
WEFUNDER
VBit DC
@vbittech
@vbit_tech
@VBit_tech
www.vbitdc.com

vbit_tech · Follow

vbit_tech If you're intrigued, it's not too late to participate. But I wouldn't wait that long -- given how quickly this is progressing, the "test the waters" round could fill up soon.

Anyone can reserve their shares at https://buff.ly/2R7o6NH via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.
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#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors #bitcoinmining #investment #investment #investmentop #investors

2w

somecryptodude how do you mine btc is it energy efficient or carbon neutral?

2w Reply

Liked by **cryptoenzo_** and **others**

OCTOBER 6

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Renewable Energy
Our operation is is 100% powered by hydroelectricity, so it does not leave a carbon footprint at all. It's just bitcoin mining in a responsible manner for the environment, and for our profitability.

vbit_tech · Follow

vbit_tech Invest in a company that cares about Mother Earth, invest in VBit DC's crowdfunding campaign! Anyone can reserve their shares at https://buff.ly/2R7o6NH via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.

#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #carbonneutral #carbonfootprint #carbonzero #nopollution #renewableenergy #greenenergy #techforgood

5w

daily_bitcoinews Check my dm sir

5w Reply

amitchoudhary9267 Promote it❤️on @Iconictraderss

5w 1 like Reply

emergetoken Hey! We're trying to do the same. Good luck to you!🙌

5w Reply

cryptoemergency 🔥

Liked by **dogelordcoffee** and **others**

SEPTEMBER 15

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TAKE THE
OPPORTUNITY!
BE PART
OF THE
FINANCIAL
REVOLUTION!
VBit
DC
@vbittech
@VBit_tech
@vbit_tech
www.vbitdc.com

vbit_tech • Follow

vbit_tech Investing in the VBit DC crowdfunding campaign is an opportunity for you to be part of the financial revolution. Join the movement today!

Anyone can reserve their shares at https://buff.ly/2R7o6NH via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.
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#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing#ethereum #money #investors #Money #cryptonews #btc

4w

businessminder13 Promote it at @wealthy_businesss

4w Reply

hallowenvogue Promote it on @uniquetraderss

4w Reply

livefreewithjd Can you put link in bio or comments to be copied/followed? @vbit_tech

Liked by **backtohustling** and **others**

SEPTEMBER 22

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Best Mining
Machines
We use only the best, cutting-edge high ROI machines - Bitmain Antminer S19 series ASIC miners achieving efficiency of up to 110 TH.

vbit_tech • Follow

vbit_tech Stay ahead of the curve and invest in the newest tech!

VBit DC has a direct line to Bitmain, the largest manufacturer of mining hardware. We are able to source hardware and expand our mining operations when others can't.

Anyone can reserve their shares at https://buff.ly/2QJpkOK via Wefunder!

Note: We are in our "testing-the-waters" phase, which means that, at this point, you are only reserving your shares before our Reg CF Round is officially launched. No money is being solicited and reservations indicate no obligation or commitment of any kind.
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#investment #finance #tech #opportunity #crowdfunding #bitcoin #cryptocurrency #cryptocurrencies #bitcoinmining #fintech #wefunder #blockchain #crypto #defi #cryptomining #btc #btcnews #bitcoinprice #technology #crowdfund #cryptonews #investing #ethereum #money #investors

3w

promotion.point5 Promote it on @blisstrymystery

3w Reply

exclusiveislandcoin check DM

3w Reply

crypto._.circle Galaxy Hero Coin 🔥
Marvels & DC themes like NFT's

Liked by **backtohustling** and **others**

SEPTEMBER 29

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